UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-42466

3 E NETWORK TECHNOLOGY GROUP LIMITED

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Amendment of Memorandum and Articles of Association; Increase of Number of Authorized Shares

Effective as of May 20, 2026, 3 E Network Technology Group Limited (the “Company”) amended its memorandum and articles of association (the “M&A”) to increase the number of authorized shares from 20,000,000 shares with a par value of USD0.0025 each, comprising (i) 16,000,000 shares of Class A ordinary shares, par value USD0.0025 per share; and (ii) 4,000,000 shares of Class B ordinary shares, par value USD0.0025 per share, to 150,000,000 shares with a par value of USD0.0025 each, comprising (i) 100,000,000 shares of Class A ordinary shares, par value USD0.0025 per share; and (ii) 50,000,000 shares of Class B ordinary shares, par value USD0.0025 per share. This amendment was approved by the board of directors on May 20, 2026 and became effective on May 20, 2026 upon the completion of the filing with the British Virgin Islands Registrar of Corporate Affairs in accordance with the BVI Business Companies Act, Revised Edition 2020, together with any other filings as required pursuant to the laws of the British Virgin Islands. This amendment was adopted to support the Company’s long-term commercial benefit and overall commercial objectives.

The M&A was amended by deleting Clause 7 in its entirety and replacing it with:

“The Company is authorized to issue a maximum of 150,000,000 shares with a par value of USD0.0025 each, comprising (i) 100,000,000 shares of Class A ordinary shares, par value USD0.0025 per share and (ii) 50,000,000 shares of Class B ordinary shares, par value USD0.0025 per share.

Shares may be issued in one or more series of shares as the directors may by resolution of directors determine from time to time,

No Class B Ordinary Share may be issued unless approved (x) by a resolution passed by at least seventy-five percent (75%) of the directors of the Company voting at a meeting of directors or (y) by a written resolution passed by at least seventy-five percent (75%) of all directors in office.”

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer, Director

Date: May 22, 2026

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